SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For April 23, 2008

Commission File Number: 333-11014

i-CABLE Communications Limited

(Exact name of Registrant as specified in its charter)

Cable TV Tower

9 Hoi Shing Road

Tsuen Wan, N.T.

Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X                Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                          No      X

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

i-CABLE Communications Limited

By:	/s/ William Kwan
Name:	William Kwan
Title:	Chief Financial Officer

Dated: April 23, 2008

IMPORTANT

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this document, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

i-CABLE COMMUNICATIONS LIMITED

(Incorporated in Hong Kong with limited liability)

(STOCK CODE: 1097)

Directors:	Registered Office:

Mr. Stephen T. H. Ng (Chairman & Chief Executive Officer)	16th Floor, Ocean Centre,
Mr. William J. H. Kwan (Chief Financial Officer)	Harbour City, Canton Road,
Mr. Peter S. O. Mak	Kowloon,
Dr. Dennis T. L. Sun, BBS, JP*	Hong Kong
Sir Gordon Y. S. Wu, GBS, KCMG, FICE*
Mr. Patrick Y. W. Wu*
Mr. Anthony K. K. Yeung, JP*
24 April 2008

(* Independent Non-executive Directors)

To the Shareholders

Dear Sir or Madam,

PROPOSALS FOR GENERAL MANDATES TO REPURCHASE AND ISSUE

SHARES OF i-CABLE COMMUNICATIONS LIMITED (THE “COMPANY”),

RE-ELECTION OF DIRECTORS

AND NOTICE OF ANNUAL GENERAL MEETING

1.	The purpose of this circular is to provide you with the information in connection with the ordinary resolutions to be proposed at the forthcoming Annual General Meeting of the Company to be held on 23 May 2008 (the “AGM”) to, inter alia, (i) grant the general mandate to repurchase shares and to issue new shares of the Company; and (ii) to re-elect retiring directors of the Company.

2.

At the Annual General Meeting of the Company held on 17 May 2007, ordinary resolutions were passed giving general mandates to directors of the Company (the “Directors”) (i) to repurchase shares of the Company on The Stock Exchange of

i-CABLE Communications Limited

Hong Kong Limited (the “Stock Exchange”) (or on any other stock exchange on which the securities of the Company may be listed and which is recognised by the Securities and Futures Commission and the Stock Exchange for that purpose) of up to 10 per cent. of the issued share capital of the Company as at 17 May 2007; and (ii) to allot, issue and otherwise deal with shares up to a limit equal to (a) 20 per cent. of the shares of the Company in issue as at 17 May 2007, plus (b) (authorised by a separate ordinary resolution as required by the Rules Governing the Listing of Securities on the Stock Exchange (the “Listing Rules”)) the number of any shares repurchased by the Company.

3.	Pursuant to the Companies Ordinance (Chapter 32 of Laws of Hong Kong) (the “Companies Ordinance”) and the Listing Rules, these general mandates to repurchase, allot, issue and deal with Shares will lapse at the conclusion of the AGM, unless renewed at that meeting. As such, resolutions will be proposed at the AGM to renew the mandate in paragraph 2 above. An explanatory statement, as required under the Listing Rules to provide the requisite information in connection with the proposed repurchase mandate is set out in the Appendix to this circular.

4.	Of those Directors who are due to retire from the board of Directors (the “Board”) at the AGM and in accordance with Articles 78 and 82 to 84 of the Company’s Articles of Association, Mr. Patrick Y. W. Wu and Mr. Anthony K. K. Yeung (the “Retiring Directors”), being eligible, will retire at the AGM and offer themselves for re-election. The Retiring Directors do not have any fixed term of service with the Company. Therefore, after their re-election at the forthcoming AGM, they will continue to be Directors for an unspecified term but will be subject to retirement by rotation from the Board at annual general meetings of the Company on the lapse of three years in accordance with the provisions of the Company’s Articles of Association. Save as disclosed below, (i) so far as the Directors are aware, as at 17 April 2008 (being the latest practicable date for determining the relevant information in this circular) (the “Latest Practicable Date”), none of the Retiring Directors has any interest (within the meaning of Part XV of the Securities and Futures Ordinance (the “SFO”)) in the securities of the Company; (ii) none of the Retiring Directors held, or in the past three years held, any directorship in any listed public company and other major appointments and qualifications; and (iii) none of the Directors had any relationship with any other Directors, senior management or any substantial or controlling shareholders of the Company. In relation to the proposed re-election of the Retiring Directors, there is no information which is discloseable nor is/was any of the two Directors involved in any of the matters required to be disclosed pursuant to any of the requirements of the provisions under paragraphs 13.51(2)(h) to 13.51(2)(v) of the Listing Rules, and there is no other matter which needs to be brought to the attention of the shareholders of the Company (the “Shareholders”).

Set out below is certain additional information relating to the two Retiring Directors proposed to be re-elected at the AGM:

Mr. Patrick Y. W. Wu, aged 55, was appointed an independent non-executive Director on 17 May 2007. He also serves as a member of each of the Company’s audit committee and related party transactions committee. Mr. Wu is a vice president of

i-CABLE Communications Limited

American Appraisal Associates, Inc. (“AAA”) and the president & managing director of American Appraisal China Limited, AAA’s key operation in Asia. Mr. Wu has worked both in industry as a senior executive with extensive management experience and in private practice as a lawyer. Prior to joining AAA, he was a partner of an international law firm with particular responsibility for China trade advice. Mr. Wu was educated in Hong Kong and the United Kingdom. He graduated from the University of London in 1974 with a Bachelor’s Degree in Science, and obtained his Master of Business Administration Degree from the Cass Business School, City University in London in 1976. Mr. Wu is also an active member of various professional organisations, chambers of commerce and the business community in Hong Kong.

Mr. Wu receives from the Company a Director’s fee and an audit committee member’s fee at such rate as from time to time approved by the Directors, currently being HK$60,000 and HK$20,000 per annum respectively. Mr. Wu has no service contract with the Group and therefore he receives no emolument from the Company or its subsidiaries (together the “Group”) other than the abovementioned Director’s fee and audit committee member’s fee.

Mr. Anthony K. K. Yeung, JP, aged 62, has been an independent non-executive Director since 2004. He also serves as a member and the chairman of each of the Company’s audit committee and compensation committee and a member of the related party transactions committee. He is the chairman of K K Yeung Management Consultants Ltd. and Wall Street Resources Ltd. Furthermore, he is a managing partner of K K Yeung Partnership, Certified Public Accountants (Practising). Mr. Yeung is also appointed as chairman of CityU Professional Services Limited.

Mr. Yeung is a Practising Certified Public Accountant in Hong Kong and senior member of the accountancy professions, i.e. Fellow, Chartered Institute of Management Accountants; Fellow, Chartered Association of Certified Accountants; Fellow, Chartered Institute of Secretaries and Administrators; Fellow, Hong Kong Institute of Certified Public Accountants and Taxation Institute of Hong Kong.

Mr. Yeung is the vice chairman of the Hong Kong General Chamber of Commerce and the chairman of the Management Consultancies Association of Hong Kong.

Mr. Yeung is also a council member of the Hong Kong Trade Development Council.

Furthermore, Mr. Yeung is a member of the Rehabilitation Advisory Committee, the Professional Services Development Assistance Scheme Vetting Committee and the Manpower Development Committee appointed by the Chief Executive of the Government of the HKSAR. Mr. Yeung is also a member of the Trade and Industry Advisory Board appointed by the Secretary for Commerce, Industry and Technology and a member of the Innovation and Technology Fund General Support Programme Vetting Committee appointed by the Secretary for Commerce, Industry and Technology.

Mr. Yeung is the chairman of the Hong Kong Trade and Industry Department’s Customer Liaison Group for Small and Medium Enterprises appointed by the Director-General of Trade and Industry.

i-CABLE Communications Limited

Mr. Yeung is also a member of the Election Committee of the Government of the HKSAR.

In January 2005, Mr. Yeung was conferred “Grade of Knight of the Crown” by King Albert II of Belgians.

Mr. Yeung receives from the Company a Director’s fee and an audit committee member’s fee at such rate as from time to time approved by the Directors, currently being HK$60,000 and HK$20,000 per annum respectively. Mr. Yeung has no service contract with the Group and therefore he receives no emolument from the Group other than the abovementioned Director’s fee and audit committee member’s fee.

5.	Pursuant to the Articles of Association, subject to the Companies Ordinance, a poll may be demanded in relation to any resolution put to the vote at the AGM before or on the declaration of the result of the show of hands or on the withdrawal of any other demand for a poll:

(a)	by the Chairman of the meeting; or

(b)	by at least three members present in person or by proxy and entitled to vote; or

(c)	by any member or members present in person or by proxy and representing in the aggregate not less than one-tenth of the total voting rights of all members having the right to attend and vote at the meeting; or

(d)	by any member or members present in person or by proxy and holding shares in the Company conferring a right to attend and vote at the meeting on which there have been paid up sums in the aggregate equal to not less than one-tenth of the total sum paid up on all shares conferring that right.

6.	Notice of the AGM is set out on pages 9 to 12 of this circular. A form of proxy for use at the AGM is enclosed herein. Whether or not you intend to be present at the AGM, you are requested to complete the form of proxy and return it to the registered office of the Company in accordance with the instructions printed thereon not less than 48 hours before the time fixed for the holding of the AGM or any adjournment thereof. Completion of the form of proxy and its return to the Company will not preclude you from attending, and voting at, the AGM or any adjournment thereof if you so wish.

7.	The Directors believe that the proposed resolutions in relation to the general mandates to repurchase and issue the Shares (as defined in the Appendix to this circular) and the re-election of the Retiring Directors to be put forward at the AGM are in the best interests of the Company and the Shareholders. Accordingly, the Directors recommend you to vote in favour of all the relevant resolutions to be proposed at the AGM.

Yours faithfully,

/s/ Stephen T. H. Ng
Stephen T. H. Ng
Chairman &
Chief Executive Officer

i-CABLE Communications Limited

APPENDIX

EXPLANATORY STATEMENT

The following is the Explanatory Statement required to be sent to the Shareholders under the Listing Rules which provides requisite information in connection with the proposed general mandate for repurchase of shares and also constitutes the Memorandum required under section 49BA of the Companies Ordinance. References in this Statement to “Share(s)” mean ordinary share(s) of HK$1.00 each in the capital of the Company:

(i)	It is proposed that (aa) the general repurchase mandate will authorise the repurchase by the Company of up to 10 per cent. of the Shares in issue at the date of passing the resolution to approve the general repurchase mandate; and (bb) the general mandate to allot, issue and otherwise deal with shares of up to a limit equal to 20% of the Shares in issue at the date of passing the resolution to approve the general mandate plus the number of any Shares repurchased by the Company, both of which shall become effective as at the date of passing the respective resolutions until the earliest of (x) the conclusion of the next Annual General Meeting of the Company; (y) the expiration of the period within which the next Annual General Meeting of the Company is required by law to be held; and (z) the revocation or variation of the authority given under the respective resolutions by ordinary resolution of the shareholders of the Company in general meeting. As at 17 April 2008, being the Latest Practicable Date, the number of Shares in issue was 2,012,340,400 Shares. On the basis of such figure (and assuming no new Shares will be issued or no Share will be repurchased after the Latest Practicable Date and up to the date of passing such resolution), exercise in full of the general repurchase mandate would result in the repurchase by the Company of 201,234,040 Shares, and exercise in full of the general mandate to allot, issue and otherwise deal with shares would result in the allotment or issue of 402,468,080 Shares, subject to adjustment of any further shares repurchased after 17 April 2008 and up to the date of the next Annual General Meeting.

(ii)	The Directors believe that the general authority from shareholders to enable repurchase of Shares is in the best interests of the Company and its shareholders. Repurchases may, depending on the circumstances and funding arrangements at the time, lead to an enhancement of the net assets and/or earnings per Share. The Directors are seeking the grant of a general mandate to repurchase Shares to give the Company the flexibility to do so if and when appropriate. The number(s) of Shares to be repurchased on any occasion and the price and other terms upon which the same are repurchased will be decided by the Directors at the relevant time having regard to the circumstances then pertaining.

(iii)	The funds required for any repurchase would be derived from the distributable profits of the Company legally available for such purpose in accordance with the Company’s constitutive documents and the laws of Hong Kong.

(iv)

There could be an adverse impact on the working capital or gearing position of the Company (as compared with the position disclosed in its most recent audited financial statements for the year ended 31 December 2007 being forwarded to all

i-CABLE Communications Limited

shareholders together with this circular) in the event that the general repurchase mandate were exercised in full at any time during the proposed repurchase period. However, the Directors do not propose to exercise the general repurchase mandate to such extent as would, in the circumstances, have a material adverse effect on the working capital of the Company or the gearing level which in the opinion of the Directors is from time to time appropriate for the Company.

(v)	There are no Directors or (to the best of the knowledge of the Directors, having made all reasonable enquiries) any associates (as defined in the Listing Rules) of the Directors who have a present intention, in the event that the general repurchase mandate is granted by the shareholders, to sell Shares to the Company.

(vi)	The Directors have undertaken to the Stock Exchange to exercise the power of the Company to make purchases pursuant to the general repurchase mandate in accordance with the Listing Rules and the applicable laws of Hong Kong.

(vii)	As at the Latest Practicable Date, as recorded in the register required to be kept by the Company under Part XV of the SFO, The Wharf (Holdings) Limited, being the controlling shareholder of the Company, was interested directly and indirectly more than 50% of the issued share capital of the Company. The Directors are not aware of any consequences which would arise under the Hong Kong Code on Takeovers and Mergers (the “Takeovers Code”) as a consequence of any purchases pursuant to the general repurchase mandate. However, if as a result of a repurchase of Shares a shareholder’s proportionate interest in the voting rights of the Company increases, such increase would be treated as an acquisition for the purposes of the Takeovers Code. Accordingly, a shareholder or group of shareholders acting in concert could obtain or consolidate control of the Company and become obliged to make a mandatory offer in accordance with Rule 26 of the Takeovers Code.

(viii)	Set out below are details of all repurchases by the Company of Shares, all made on the Stock Exchange, in the six months prior to the Latest Practicable Date:

Date of Repurchase	Number of Shares Repurchased	Highest Price Paid Per Share	Lowest Price Paid Per Share
		(HK$)	(HK$)
19 November 2007	299,000	1.64	1.59
20 November 2007	345,000	1.62	1.57
21 November 2007	133,000	1.60	1.58
22 November 2007	130,000	1.60	1.57
23 November 2007	89,000	1.59	1.58
26 November 2007	40,000	1.60	1.58
28 November 2007	42,000	1.59	1.58
29 November 2007	142,000	1.59	1.59

i-CABLE Communications Limited

Date of Repurchase	Number of Shares Repurchased	Highest Price Paid Per Share	Lowest Price Paid Per Share
		(HK$)	(HK$)
30 November 2007	29,000	1.59	1.59
3 December 2007	130,000	1.59	1.59
4 December 2007	125,000	1.59	1.58
5 December 2007	100,000	1.58	1.57
6 December 2007	75,000	1.58	1.58
7 December 2007	179,000	1.59	1.58
10 December 2007	112,000	1.59	1.57
11 December 2007	223,000	1.59	1.57
12 December 2007	249,000	1.60	1.56
13 December 2007	300,000	1.58	1.55
14 December 2007	173,000	1.56	1.54
17 December 2007	100,000	1.56	1.53
18 December 2007	147,000	1.55	1.52
19 December 2007	80,000	1.55	1.53
20 December 2007	100,000	1.56	1.54
21 December 2007	401,000	1.55	1.54
24 December 2007	17,000	1.56	1.53
27 December 2007	50,000	1.57	1.57
28 December 2007	21,000	1.58	1.58
31 December 2007	277,000	1.61	1.59
2 January 2008	38,000	1.58	1.58
3 January 2008	50,000	1.60	1.60
16 January 2008	340,000	1.52	1.46
17 January 2008	250,000	1.49	1.46
18 January 2008	414,000	1.45	1.45
21 January 2008	450,000	1.45	1.43
22 January 2008	50,000	1.36	1.36
23 January 2008	76,000	1.43	1.40
24 January 2008	100,000	1.45	1.45
25 January 2008	357,000	1.46	1.44
28 January 2008	100,000	1.42	1.41
29 January 2008	152,000	1.48	1.45
30 January 2008	100,000	1.45	1.45
31 January 2008	200,000	1.46	1.45

i-CABLE Communications Limited

Date of Repurchase	Number of Shares Repurchased	Highest Price Paid Per Share	Lowest Price Paid Per Share
		(HK$)	(HK$)
1 February 2008	42,000	1.48	1.48
4 February 2008	23,000	1.48	1.48
5 February 2008	44,000	1.48	1.48

	6,894,000

Save as disclosed above, the Company had not repurchased any Shares in the six months prior to the Latest Practicable Date.

(ix)	No connected persons (as defined in the Listing Rules) of the Company have notified the Company of a present intention to sell Shares to the Company and no such persons have undertaken not to sell Shares to the Company in the event that the general repurchase mandate is granted by the Shareholders.

(x)	The highest and lowest prices at which Shares were traded on the Stock Exchange in each of the previous twelve months before the Latest Practicable Date and from 1 April 2008 to the Latest Practicable Date are as follows:

	Highest	Lowest
	(HK$)	(HK$)
April 2007	2.01	1.60
May 2007	1.94	1.73
June 2007	1.86	1.60
July 2007	1.74	1.61
August 2007	1.75	1.49
September 2007	1.70	1.54
October 2007	2.00	1.53
November 2007	1.69	1.52
December 2007	1.62	1.52
January 2008	1.63	1.31
February 2008	1.54	1.40
March 2008	1.51	1.08
From 1st April, 2008 to 17 April, 2008, being the Latest Practicable Date	1.30	1.18

i-CABLE Communications Limited

i-CABLE COMMUNICATIONS LIMITED

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the Annual General Meeting of shareholders of i-CABLE Communications Limited will be held in the Centenary Room, Ground Floor, The Marco Polo Hongkong Hotel, 3 Canton Road, Kowloon, Hong Kong, on Friday, 23 May 2008 at 3:30 p.m. for the purpose of transacting the following businesses:

As ordinary business:

(1)	To receive and consider the Financial Statements and the Reports of the Directors and Auditors for the year ended 31 December 2007.

(2)	To declare a Final Dividend for the year ended 31 December 2007.

(3)	To re-elect retiring Directors.

(4)	To appoint Auditors and authorise the Directors to fix their remuneration.

And as special business, to consider and, if thought fit, to pass with or without modification the following resolutions as ordinary resolutions:

(5)	“THAT:

(a)	subject to paragraph (b) below, the exercise by the Directors of the Company during the Relevant Period (as defined below) of all the powers of the Company to purchase shares in the capital of the Company be and is hereby generally and unconditionally approved;

(b)	the aggregate nominal amount of shares which may be purchased on The Stock Exchange of Hong Kong Limited or any other stock exchange recognised for this purpose by the Securities and Futures Commission of Hong Kong and The Stock Exchange of Hong Kong Limited under the Code on Share Repurchases pursuant to the approval in paragraph (a) above shall not exceed 10 per cent. of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this Resolution, and the said approval shall be limited accordingly; and

(c)	for the purpose of this Resolution, “Relevant Period” means the period from the passing of this Resolution until whichever is the earliest of:

(aa)	the conclusion of the next Annual General Meeting of the Company;

i-CABLE Communications Limited

(bb)	the expiration of the period within which the next Annual General Meeting of the Company is required by law to be held; and

(cc)	the revocation or variation of the authority given under this Resolution by ordinary resolution of the shareholders of the Company in general meeting.”

(6)	“THAT:

(a)	subject to paragraph (c) below, the exercise by the Directors of the Company during the Relevant Period (as defined below) of all the powers of the Company to allot, issue and deal with additional shares in the capital of the Company and to make or grant offers, agreements, options, warrants and other securities which might require the exercise of such power be and is hereby generally and unconditionally approved;

(b)	the approval in paragraph (a) shall authorise the Directors of the Company during the Relevant Period to make or grant offers, agreements, options, warrants and other securities which might require the exercise of such power after the end of the Relevant Period;

(c)	the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the Directors of the Company pursuant to the approval in paragraph (a), otherwise than pursuant to (i) any executive or employee share option or incentive scheme, or (ii) a Rights Issue (as defined below), or (iii) any scrip dividend or similar arrangement providing for the allotment of shares in lieu of the whole or part of a dividend on shares of the Company in accordance with the Articles of Association of the Company, shall not exceed the aggregate of:

(aa)	20 per cent. of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this Resolution; plus

(bb)	(if the Directors are so authorised by a separate ordinary resolution of the shareholders of the Company) the nominal amount of share capital of the Company repurchased by the Company subsequent to the passing of this Resolution (up to a maximum equivalent to 10 per cent. of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this Resolution), and the said approval shall be limited accordingly; and

(d)	for the purposes of this Resolution:

“Relevant Period” means the period from the passing of this Resolution until whichever is the earliest of:

(aa)	the conclusion of the next Annual General Meeting of the Company;

i-CABLE Communications Limited

(bb)	the expiration of the period within which the next Annual General Meeting of the Company is required by law to be held; and

(cc)	the revocation or variation of the approval given under this Resolution by ordinary resolution of the shareholders of the Company in general meeting; and

“Rights Issue” means an offer of shares, or an offer of warrants, options or other securities giving rights to subscribe for shares, open for a period fixed by the Company or by the Directors of the Company to holders of shares of the Company or any class thereof on the register on a fixed record date in proportion to their then holdings of such shares or class thereof (subject to such exclusion or other arrangements as the Directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any territory outside Hong Kong).”

(7)	“THAT the general mandate granted to the Directors of the Company to exercise the powers of the Company to allot, issue and deal with any additional shares of the Company pursuant to ordinary resolution (6) set out in the notice convening this meeting be and is hereby extended by the addition thereto of an amount representing the aggregate nominal amount of the share capital of the Company repurchased by the Company under the authority granted pursuant to ordinary resolution (5) set out in the notice convening this meeting, provided that such extended amount shall not exceed 10 per cent. of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this Resolution.”

By Order of the Board

/s/ Wilson W. S. Chan
Wilson W. S. Chan
Company Secretary

Hong Kong, 24 April 2008

Registered Office:

16th Floor, Ocean Centre,

Harbour City, Canton Road,

Kowloon,

Hong Kong

i-CABLE Communications Limited

Notes:

(a)	A member entitled to attend and vote at the meeting convened by the above notice is entitled to appoint one or two proxies to attend and, in the event of a poll, to vote in his stead. A proxy need not be a member of the Company. In order to be valid, the form of proxy together with the power of attorney or other authority, if any, under which it is signed (or a notarially certified copy of that power of attorney or authority) must be deposited at the Company’s registered office at 16th Floor, Ocean Centre, Harbour City, Canton Road, Kowloon, Hong Kong, not less than 48 hours before the time appointed for the holding of the meeting or adjourned meeting.

(b)	With reference to the Ordinary Resolution proposed under item (6) above, the Directors wish to state that they have no immediate plans to issue any new shares of the Company pursuant to the mandate to be given thereunder, other than under the executive or employee share option or incentive scheme from time to time adopted by the Company.

(c)	The Register of Members will be closed from Friday, 16 May 2008 to Friday, 23 May 2008, both days inclusive, during which period no transfer of shares of the Company can be registered. In order to qualify for the abovementioned Final Dividend, all transfers, accompanied by the relevant share certificates, must be lodged with the Company’s Registrars, Tricor Tengis Limited, at 26th Floor, Tesbury Centre, 28 Queen’s Road East, Wanchai, Hong Kong, not later than 4:30 p.m. on Thursday, 15 May 2008.

i-CABLE Communications Limited

i-CABLE COMMUNICATIONS LIMITED

(Incorporated in Hong Kong with limited liability)

(STOCK CODE: 1097)

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the Annual General Meeting of shareholders of i-CABLE Communications Limited will be held in the Centenary Room, Ground Floor, The Marco Polo Hongkong Hotel, 3 Canton Road, Kowloon, Hong Kong, on Friday, 23 May 2008 at 3:30 p.m. for the purpose of transacting the following businesses:

As ordinary business:

(1)	To receive and consider the Financial Statements and the Reports of the Directors and Auditors for the year ended 31 December 2007.

(2)	To declare a Final Dividend for the year ended 31 December 2007.

(3)	To re-elect retiring Directors.

(4)	To appoint Auditors and authorise the Directors to fix their remuneration.

And as special business, to consider and, if thought fit, to pass with or without modification the following resolutions as ordinary resolutions:

(5)	“THAT:

(a)	subject to paragraph (b) below, the exercise by the Directors of the Company during the Relevant Period (as defined below) of all the powers of the Company to purchase shares in the capital of the Company be and is hereby generally and unconditionally approved;

(b)	the aggregate nominal amount of shares which may be purchased on The Stock Exchange of Hong Kong Limited or any other stock exchange recognised for this purpose by the Securities and Futures Commission of Hong Kong and The Stock Exchange of Hong Kong Limited under the Code on Share Repurchases pursuant to the approval in paragraph (a) above shall not exceed 10 per cent. of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this Resolution, and the said approval shall be limited accordingly; and

i-CABLE Communications Limited

(c)	for the purpose of this Resolution, “Relevant Period” means the period from the passing of this Resolution until whichever is the earliest of:

(aa)	the conclusion of the next Annual General Meeting of the Company;

(bb)	the expiration of the period within which the next Annual General Meeting of the Company is required by law to be held; and

(cc)	the revocation or variation of the authority given under this Resolution by ordinary resolution of the shareholders of the Company in general meeting.”

(6)	“THAT:

(a)	subject to paragraph (c) below, the exercise by the Directors of the Company during the Relevant Period (as defined below) of all the powers of the Company to allot, issue and deal with additional shares in the capital of the Company and to make or grant offers, agreements, options, warrants and other securities which might require the exercise of such power be and is hereby generally and unconditionally approved;

(b)	the approval in paragraph (a) shall authorise the Directors of the Company during the Relevant Period to make or grant offers, agreements, options, warrants and other securities which might require the exercise of such power after the end of the Relevant Period;

(c)	the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the Directors of the Company pursuant to the approval in paragraph (a), otherwise than pursuant to (i) any executive or employee share option or incentive scheme, or (ii) a Rights Issue (as defined below), or (iii) any scrip dividend or similar arrangement providing for the allotment of shares in lieu of the whole or part of a dividend on shares of the Company in accordance with the Articles of Association of the Company, shall not exceed the aggregate of:

(aa)	20 per cent. of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this Resolution; plus

(bb)	(if the Directors are so authorised by a separate ordinary resolution of the shareholders of the Company) the nominal amount of share capital of the Company repurchased by the Company subsequent to the passing of this Resolution (up to a maximum equivalent to 10 per cent. of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this Resolution), and the said approval shall be limited accordingly; and

i-CABLE Communications Limited

(d)	for the purposes of this Resolution:

“Relevant Period” means the period from the passing of this Resolution until whichever is the earliest of:

(aa)	the conclusion of the next Annual General Meeting of the Company;

(bb)	the expiration of the period within which the next Annual General Meeting of the Company is required by law to be held; and

(cc)	the revocation or variation of the approval given under this Resolution by ordinary resolution of the shareholders of the Company in general meeting; and

“Rights Issue” means an offer of shares, or an offer of warrants, options or other securities giving rights to subscribe for shares, open for a period fixed by the Company or by the Directors of the Company to holders of shares of the Company or any class thereof on the register on a fixed record date in proportion to their then holdings of such shares or class thereof (subject to such exclusion or other arrangements as the Directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any territory outside Hong Kong).”

(7)	“THAT the general mandate granted to the Directors of the Company to exercise the powers of the Company to allot, issue and deal with any additional shares of the Company pursuant to ordinary resolution (6) set out in the notice convening this meeting be and is hereby extended by the addition thereto of an amount representing the aggregate nominal amount of the share capital of the Company repurchased by the Company under the authority granted pursuant to ordinary resolution (5) set out in the notice convening this meeting, provided that such extended amount shall not exceed 10 per cent. of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this Resolution.”

By Order of the Board

/s/ Wilson W. S. Chan
Wilson W. S. Chan
Company Secretary

Hong Kong, 24 April 2008

Registered Office:

16th Floor, Ocean Centre,

Harbour City, Canton Road,

Kowloon,

Hong Kong

i-CABLE Communications Limited

Notes:

(a)	A member entitled to attend and vote at the meeting convened by the above notice is entitled to appoint one or two proxies to attend and, in the event of a poll, to vote in his stead. A proxy need not be a member of the Company. In order to be valid, the form of proxy together with the power of attorney or other authority, if any, under which it is signed (or a notarially certified copy of that power of attorney or authority) must be deposited at the Company’s registered office at 16th Floor, Ocean Centre, Harbour City, Canton Road, Kowloon, Hong Kong, not less than 48 hours before the time appointed for the holding of the meeting or adjourned meeting.

(b)	With reference to the Ordinary Resolution proposed under item (6) above, the Directors wish to state that they have no immediate plans to issue any new shares of the Company pursuant to the mandate to be given thereunder, other than under the executive or employee share option or incentive scheme from time to time adopted by the Company.

(c)	The Register of Members will be closed from Friday, 16 May 2008 to Friday, 23 May 2008, both days inclusive, during which period no transfer of shares of the Company can be registered. In order to qualify for the abovementioned Final Dividend, all transfers, accompanied by the relevant share certificates, must be lodged with the Company’s Registrars, Tricor Tengis Limited, at 26th Floor, Tesbury Centre, 28 Queen’s Road East, Wanchai, Hong Kong, not later than 4:30 p.m. on Thursday, 15 May 2008.

As at the date of this notice, the Board of Directors of the Company comprises Mr. Stephen T. H. Ng, Mr. William J. H. Kwan and Mr. Peter S. O. Mak, together with four independent non-executive Directors, namely, Dr. Dennis T. L. Sun, Sir Gordon Y. S. Wu, Mr. Patrick Y. W. Wu and Mr. Anthony K. K. Yeung.

i-CABLE Communications Limited

i-CABLE COMMUNICATIONS LIMITED

Stock Code: 1097

Form of Proxy for Annual General Meeting

I/We1,                                          of                                                                                  , being a member of i-CABLE Communications Limited, hereby appoint3,                                                               of                                                              , or failing him/her,                                                               of                                                              , as my/our proxy to vote for me/us and on my/our behalf at the Annual General Meeting of the Company to be held on 23 May 2008 and at any adjournment thereof. The proxy will vote on the proposed resolutions in respect of the undermentioned matters as indicated below:

		For[4]	Against[4]

1	To adopt the Financial Statements and the Reports of the Directors and Auditors for the year ended 31 December 2007.

2	To declare a final dividend for the year ended 31 December 2007.

3	(a) To re-elect Mr. Patrick Y. W. Wu, a retiring Director, as a Director.

(b) To re-elect Mr. Anthony K. K. Yeung, a retiring Director, as a Director.

4	To re-appoint KPMG as Auditors of the Company and to authorise the Directors to fix their remuneration.

5	To give a general mandate to the Directors for share repurchases by the Company.

6	To give a general mandate to the Directors for issue of shares.

7	To approve the addition of repurchased securities to the share issue general mandate stated under Resolution No. 6.

Member’s signature(s):	Proxy’s specimen signature:

Signed this day of 2008.	No. of shares held:

Notes:

1.	Full name(s) and address(es) of the member(s) completing this form should be inserted in Block Capitals in the space provided.

2.	A member is entitled to appoint one or two proxies of his/her own choice. A proxy need not be a member of the Company.

3.	Insert in Block Capitals the name(s) and address(es) of the proxy or proxies desired in the space provided. Any alteration to this form of proxy must be initialled by the member(s) who sign(s) it. A corporation may execute a form of proxy under the hand of a duly authorised officer.

4.	Important: if you wish your proxy to vote for a particular resolution, place a “✓” in the appropriate box under “For”. If you wish your proxy to vote against a particular resolution, place a “✓” in the appropriate box under “Against”. If this proxy form is returned to the Company without properly indicating how the proxy shall vote on any particular matter, the proxy shall be entitled to exercise his/her discretion as to whether he/she votes in respect of the relevant matter and if so how.

5.	To be valid, this form of proxy must be completed and deposited at the registered office of the Company, 16th Floor, Ocean Centre, Harbour City, Canton Road, Kowloon, Hong Kong, together with the power of attorney or other authority (if any) under which it is signed or a notarially certified copy of that power or authority, not less than 48 hours before the time appointed for holding the Meeting.